Pocket Counsel, Inc.
Luc Nguyen, Esq.
1192 Draper Pkwy., #244
Draper, UT 84020
Ph: (801) 349-8274

January 7, 2011

By Facsimile to (703) 813-6968

United States Securities & Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
Attn: Mr. Edward M. Kelley
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax (703) 813-6968

Re:	Auscrete Corporation Pre-effective Amendment 2 to Registration Statement on Form S-1 Filed October 6, 2010 File No. 333-166976

Dear Mr. Kelley:

I am writing in response to your letter dated October 25, 2010 in which you provide comments in connection with the above-referenced registration.  This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement.  The numbered responses in this letter correspond to the numbered requests in your letter. The Commission’s Comments appear in bold and italics below.  The Company’s responses immediately each corresponding comment.

General

1.      We note your response to comment one in our letter dated June 15, 2010. We continue to believe that Auscrete's proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that Auscrete should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Company’s Response.  Registration statement revised accordingly.  See the first paragraph of page 2, discussion added to Risk Disclosures beginning on page 6, the third paragraph of page 12 and the last paragraph of Page 14 of the Prospectus.

2.      We note your disclosure on page 12 that you intend to acquire certain assets of Auscrete of Oregon. Please provide us a specific and comprehensive discussion regarding the nature of the assets that you intend to acquire and how you intend to account for the transaction. In addition, please tell us what consideration you gave to including the financial statements of Auscrete of Oregon. Reference Article 3-05 of Regulation S-X.

Company’s Response. The assets being acquired from Auscrete of Oregon, are those assets listed on page 13 of the S-1 /A2 prospectus in the amount of $489,400.00. In addition the Auscrete Wyoming Corporation will assume ownership of any technology development of Auscrete Oregon. The acquisition will be paid for with 4,000,000 common shares. As the acquisition is for equipment and technology only, Auscrete Wyoming is not purchasing the business of Auscrete Oregon. No consideration was given to include the financial statements of Auscrete Oregon’s because Auscrete Wyoming will only be acquiring certain, and not all, of the assets of Auscrete of Oregon.  Auscrete of Oregon has other assets and interests unrelated to this venture.

Outside Front Cover of Prospectus

3.      We note your response to comment eight in our letter dated June 15, 2010 and reissue this comment. As requested previously, please limit the cover page to one page. Refer to item 501(b) of Regulation S-K.

Company’s Response. Registration statement revised accordingly.

4.      Please revise the cover page to remove repetitive disclosure. For example, you repeat the discussion of your intention to have the common stock quoted on the OTC Bulletin Board.

Company’s Response. Registration statement revised accordingly.

5.      We note the disclosure that you intend to conduct a self-underwritten offering through your sole officer and directors. However, disclosure on page 21 under "Registration and Offer of Securities" indicates that you intend to engage a market maker to act as a placement agent. Please reconcile and revise the disclosure throughout the filing accordingly.

Company’s Response. Registration statement revised accordingly.

6.      It appears that you have one officer. Please revise the disclosure here and throughout the prospectus when referring to your "officers and directors" to disclose clearly that you have only one officer.

Company’s Response. Registration statement revised accordingly.

7.      We note the disclosure in the fourth paragraph that you "anticipate obtaining quotation of your common stock on the OTC Bulletin Board." Given that you have not yet engaged a market maker, please revise to remove the implication that the common stock will be quoted.

Company’s Response. Pennaluna & Company, 421 Sherman Ave., Coeur d’Alene, Idaho 83814 has been engaged as our market maker and the registration statement has been revised accordingly

8.      Please remove the reference in the fourth paragraph to listing your securities on an exchange as you do not have any present intention of seeking such a listing.

Company’s Response. See response to Comment 7 above.

9.      Please revise the disclosure in the fourth paragraph to clarify that you have not yet begun operations

Company’s Response. Registration statement revised accordingly.

10.    We note the disclosure in the third to last paragraph. Please disclose here and under "Plan of Distribution" on page 10 that the sole officer and directors offering the securities on your behalf may be underwriters within the meaning of Section 2(11) of the Securities Act.

Company’s Response. Company has engaged a market maker and therefore the officer and directors will not be offering the securities on behalf of the company.

Termination of the Offering, Page 4

11.    We note your response to comment nine in our letter dated June 15, 2010. Disclosure that the offering may terminate on the earlier of 180 days from the effective date is inconsistent with disclosure on the prospectus' front cover page and elsewhere that the offering may terminate on the earlier of 270 days from the effective date. Please reconcile the disclosures.

Company’s Response. Registration statement revised accordingly to reflect termination at 270 days from the effective date.

12.    We note your response to comment 13 in our letter dated June 13, 2010. As requested previously, expand the disclosure to discuss the terms of the minimum offering terms.

Company’s Response. Registration statement revised accordingly.

Termination of the Offering, page 4

13.    We note disclosure throughout the prospectus that identifies specific purposes for the proceeds from the offering. In this regard, we note the following:

•	Disclosure in the first risk factor on page 5, on pages 11-12 and on page 17 indicating that you need $2,.1 million to commence operations, including acquisition of the operating business.
•	Disclosure in the third risk factor on page 5 that you need to construct a manufacturing facility to commence operations_

Please revise the disclosure in this section to provide the information required by Item 504 of Regulation S-K with respect to these intended uses of the proceeds.

Company’s Response. Registration statement revised accordingly.

14.    We note your response to comment 16 in our letter dated June 13, 2010. Disclose what is included in the estimate offering expenses of $5,214.00.

Company’s Response. Registration statement revised accordingly.

Plan of Distribution, page 10

15.    We note the disclosure regarding the escrow account Please disclose the identity of the trustee- Please also file a copy of the escrow agreement as an exhibit to the registration statement Company’s Response.

Company’s Response. Registration statement revised accordingly.

Description of Business, page 12

16.    We note that you make assertions throughout this section regarding your company and the product(s) that you intend to develop and sell. However, you do not provide the basis for these assertions in the prospectus. Please revise to provide the basis for these assertions.

Company’s Response. Please specify which assertions you require clarification on.  The basis for many of the assertions in this section lie in the products currently produced by Auscrete of Oregon and pending orders and letters of intent for registrant’s products.

Company Overview, page 12

17.    Please revise the disclosure in the first paragraph to clarify when you intend to commence operations.

Company’s Response. Registration statement revised accordingly.

18.    We note the disclosure in the second paragraph that you intend to acquire assets and equipment owned by a company that is owned and run by Mr. John Sprovieri, your chief executive officer and one of your founders. We have the following comments:

•	please provide a materially complete description of the terms of the acquisition, including the assets that you will acquire and the pricing terms,
Mr. John Sprovieri October 25, 2010 Page 4
•	Please disclose why you are structuring your company in this manner rather than conducting the business through Auscrete of Oregon.
•	Disclose whether you have entered into an agreement with Mr. Sprovieri, and, if so, file the agreement as an exhibit to the registration statement.

Company’s Response.

Bullet Point 1. The terms of the acquisition of the assets are listed above in the Company’s response under General, comment 2 above.

Bullet Point 2. Auscrete of Oregon also has other activities non-related to the Auscrete Wyoming project. Additionally, Auscrete of Oregon carries forward development loses that have taxation benefits.

Bullet Point 3. Because Mr. Sprovieri is involved in both sides of the transaction, and will benefit from the public corporation, such an agreement was of an intentional nature and does not have a pre-sale agreement at this time. It is intended to transact the sale and acquisition upon bill of sale at the time of the transaction.

Current Projects of Auscrete of Oregon

19.    Please advise us of the basis for including disclosure regarding the current projects of Auscrete of Oregon, including filing Auscrete of Oregon's agreements as exhibits to the registration statement. In this regard, we note that there is no disclosure in the prospectus indicating that you have any rights or obligations with respect to these projects.

Company’s Response. All current and future projects of Auscrete of Oregon become part of the sale and acquisition.  Prospectus revised accordingly.

20.    Disclosure relating to the second project that the invoice to build the wind tower amounts to $15,000.00 is inconsistent with disclosure in exhibit 10.2 that the invoice is for $14,820.00. Please reconcile the disclosures.

Company’s Response. The correct amount is $14,820. Prospectus revised accordingly.

  21.  Since Auscrete has no written contracts for the sixth and seventh projects, please delete the projects.

Company’s Response. Prospectus revised accordingly.

Our Product, page 14

22.    Revised disclosure states that the chemical previously imported from Australia will be manufactured by a chemical company in the United States. Disclose whether Auscrete has an agreement with a chemical company in the United States to manufacture the chemical, and, if so, file the agreement as an exhibit to the registration statement.

Company’s Response. There is no current agreement with a chemical company in the United States to manufacture the chemical.  Prospectus revised accordingly.

Technology, page 15

23.    Please disclose how your founders acquired the rights to use and further develop the Australian technology.

Company’s Response.  See new last sentence added to first paragraph of this section.

Immediate Market Opportunities, page 17

24.    Please advise us of the basis for including the disclosure regarding these market opportunities. In this regard, we note that the letters of intent appear to have been delivered to Auscrete of Oregon and there is no disclosure in the prospectus indicating that you have any rights or obligations with respect to these letters of intent. Further, we note that disclosure in exhibit 10.6 indicates that Gorge Vista expected to be in a position to begin construction of houses in early 2010. Given Auscrete's status as a development stage company, there appears to be no reasonable basis for Auscrete to identify Gorge Vista as an immediate market opportunity. Please revise accordingly.

Company’s Response.  See response to comment 19 above.

Employees, page 19

25.    Given the disclosure regarding your sole officer and under "Significant Employees" on page 26, please revise to provide the information required by Item 101(h)(4)(xii) of Regulation S-K.

Company’s Response. The discussion under “Significant Employees” has been revised to remove all mention of employees.

Research and Development, page I9

26.    Please revise to provide a materially complete description of the research and development activities of your founders as they pertain to the product(s) that you intend to develop and sell.

Company’s Response.  This section revised accordingly.

Patents and Trademarks, page 20

27.    Please revise to provide a materially complete description of the intellectual property rights with respect to your proposed product(s).

Company’s Response. This section revised accordingly.

Plan of Operations, page 21

28.    Please revise to provide a more detailed and specific business plan that incorporates the company's day-to-day operations.

Company’s Response.  This section revised accordingly.

29.    To the extent that you have any updates to the progress of your operations, please provide a recent developments section to disclose and discuss such information.

Company’s Response. There are no recent developments to report.

Registration and Offer of Securities, page 21

30.    Please revise to provide a materially complete description of your plans to have your common stock quoted on the OTC Bulletin Board. In responding to this comment, please advise us whether there have been any preliminary discussions or understandings with any market maker. In addition, please summarize these discussions and identify the participants involved.

Company’s Response. Registration statement revised accordingly.

31.    Please revise to provide a materially complete description of your relationship with VAWT.  Please also file any agreement with VAWT as an exhibit to the registration statement.

Company’s Response. Registration Statement revised accordingly.

Establish Office and Manufacturing Facility, page 22

32.    The amounts discussed in this section do not reconcile with the disclosure on page 12 indicating that a majority of the proceeds will be used to acquire the assets of Auscrete of Oregon.  Please reconcile.

Company’s Response. The last sentence of paragraph 5 under the section titled “Company Overview” which states that the majority of the proceeds will be used to acquire the asset of Auscrete of Oregon has been removed.

Projected Revenues and Expenses, page 22

33.    Given that you have not yet commenced operations, please revise to remove the projected revenues.

Company’s Response. Registration statement revised accordingly.

Directors. Executive Officers. Promoters and Control Persons, page 22

34.    We note your response to comment 38 in our letter dated June 13, 2010.  As requested previously, describe briefly the business experience during the past five years of Messrs. John Sprovieri, William Beers, and Chris Longphre and Ms. Kimberly Grimm. See Item 401(e)(1) of Regulation S-K.

Company’s Response.  Mention of Mr. Longhpre and Ms. Grimm have been removed.  Discussions regarding Mr. Sprovieri and Mr. Beers have been revised accordingly.

35.    Please provide us the basis for the assertions regarding the business achievements of your sole officer and directors. For example, you refer to Mr. Sprovieri's tractor as "revolutionary" and that Mr. Beers "successfully" owned certain businesses.

Company’s Response.  The words “revolutionary” and “successfully” have been removed.

36.    Disclosures relating to the ages of Messrs. John Sprovieri, Clifford Jett, and William Beers are inconsistent. Please reconcile the disclosures.

Company’s Response.  Registration statement revised accordingly.

37.    Please revise to remove the promotional disclosure regarding your company

Company’s Response.  Registration statement revised accordingly.

Certain Relationships and Related Transactions, page 28

38.    We note your response to comment 29 in our letter dated June 13, 2010. Revised disclosure states that NW Realty Development and Gorge Vista, LLC have issued letters of intent to contract with Auscrete to provide building materials for the construction of residential homes.  Disclose whether Auscrete's sale of building materials to related parties will be on the same terms as Auscrete's sale of building materials to unaffiliated parties.

Company’s Response.  Registration statement revised accordingly.

39.    Please provide the information required by Item 404 of Regulation S-K with respect to your arrangements with Auscrete of Oregon.

Company’s Response.  Registration statement revised accordingly.

Financial Statements

General

40.    Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X. In this regard, please also update, to the extent applicable, the information disclosed under "Dilution" on page 9 and. "Results of Operations" on page 24.

Company’s Response. The financial statements have been updated, including related disclosures.  Information disclosed under “Dilution” and “Results of Operation” remain unchanged.

Statement of Stockholders'  Equity, page F-3

41.    Please revise your statement of shareholders' equity to provide for each common stock issuance the date and number of shares of stock issued for cash as required by FASB ASC 915-215-45-1(a) through (b). You may aggregate the common stock issuances into one line if they occurred during the same fiscal year, were for the same type of consideration, and cost the same amount per share, See FASB ASC 915-215- 45-2 for guidance.

Company’s Response. Registration statement revised accordingly.

Consent of Independent Registered Public Accounting Firm, Page F-5

42.    The consent is to be filed as an exhibit to the registration statement. Please delete from the body of the registration statement.

Company’s Response. Registration statement revised accordingly.

Recent Sales of Unregistered Securities, page 11-1

43.    We note your response to comment 47 in our letter dated June 13, 2010.  As requested previously, for disclosures relating to Clifford D. Jett, John Sprovieri, William Beers, Lynn Komar, and VAWT, state the nature of the transaction and the nature and aggregate amount of consideration received by Auscrete See Item 701(c) of Regulation S-K.

Company’s Response. Signature page revised accordingly.

 Exhibits 10.1, 10.3 and 10.5

44.    We note that you did not file the schedule to the exhibits.  Refile the exhibits in their entirety to include their schedules

Company’s Response. Registration statement revised accordingly.

Exhibit 10.7

45.    We note that the letter of intent is undated. Refile the exhibit in its entirety to include the date of the letter's execution.

Company’s Response. Registration statement revised accordingly.

Exhibit 23A

46.    Please have your independent registered public accountants provide a currently dated consent. Further, the independent registered public accountant must consent also to being named in the registration statement.

Company’s Response. Consent revised accordingly.

Registrant hereby notifies the Commission of a revision to the “Significant Events” section on page 24 disclosing a judgment that Mr. Sprovieri recently became aware of entered against him in Oregon.

In conclusion, we look forward to your response to the revisions we have incorporated.  In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Pocket Counsel, Inc.

/s/ Luc Nguyen
Luc Nguyen, Esq.